InPoint Commercial Real Estate Income, Inc.

October 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	InPoint Commercial Real Estate Income, Inc.

Registration Statement on Form S-11, as amended

File No. 333-264540

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, InPoint Commercial Real Estate Income, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-11 in order that the Registration Statement, as then amended, shall become effective as of 4:30 p.m. Eastern Time on November 2, 2022, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company’s counsel.

If you have any questions regarding the foregoing, please contact Jason Goode of Alston & Bird LLP, counsel to the Company, at (404) 881-7986.

Sincerely,

/s/ Cathleen M. Hrtanek
Cathleen M. Hrtanek
Secretary

cc:	Ms. Rosemarie A. Thurston, Alston & Bird LLP

Mr. Jason W. Goode, Alston & Bird LLP